UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

A. Name of issuer or person filing ("Filer"):  Platinum Group Metals Ltd.

B. (1) This is (check one):

 ☒ An original filing for the Filer.

 ☐ An amended filing for the Filer.

 (2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C. Identify the filing in conjunction with which this form is being filed:

 Name of registrant: Platinum Group Metals Ltd.

 Form type: Form F-10

 File number (if known): 333-265633

 Filed by: Platinum Group Metals Ltd.

 Date filed (if filed concurrently, so indicate): June 15, 2022 (filed concurrently)

D. The Filer is incorporated or organized under the laws of British Columbia, Canada, and has its principal place of business at Suite 838 - 1100 Melville Street, Vancouver, British Columbia, V6E 4A6; telephone (604) 899-5450.

E. Filer designates and appoints Registered Agent Solutions, Inc. ("Agent"), located at 3400 Capitol Boulevard SE, Suite 101, Tumwater, WA 98105; telephone 1-800-547-7007 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on June 15, 2022 or any purchases or sales of any security in connection therewith.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which the Form F-10 relates has ceased reporting under the Exchange Act.

 The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form F-10; the securities to which the Form F-10 relates; and the transactions in such securities.

SIGNATURES

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Vancouver, British Columbia, Canada, on June 15, 2022.

PLATINUM GROUP METALS LTD.

By:	/s/ Frank R. Hallam
Name: Frank R. Hallam
Title: President and Chief Executive Officer

This statement has been signed by the following person in the capacity indicated on June 15, 2022.

REGISTERED AGENT SOLUTIONS, INC.
as Agent for Service of Process for Platinum Group Metals Ltd.

By:	/s/ Debbie Payne
Name: Debbie Payne
Title: Assistant Secretary